SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 3)

                           Acadia Realty Trust
                            (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value .001 Par Value
                     (Title of Class of Securities)

                               004239 10 9
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                              April 7, 2000
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].



                                     <PAGE

                                      13D
CUSIP No. 004239 10 9                                     Pages 2 of 10 Pages
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON     Five Arrows Realty Securities L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,266,667 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,266,667 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)  12.8% (fn1)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
fn(1) Includes 2,266,667 shares (representing 8.9% of the outstanding shares of Common Stock) that are reported in the statement on Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB (the "Partnership"), RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Stanford Junior University, Howard Hughes Medical Institute, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

                                     <PAGE

                                      13D
CUSIP No. 004239 10 9                                     Pages 3 of 10 Pages
_____________________________________________________________________________
     (1) NAME OF REPORTING PERSON Rothschild Realty Investors II L.L.C. I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,266,667 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,266,667 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)  12.8% (fn1)
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 (the "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company, ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild") September 15,1998 and as amended by Amendment No. 1 on May 21, 1999 and Amendment No. 2 on May 24, 1999, as amended by Amendment No. 1 on May 21,1999, with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock"), of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 805 Third Avenue, 9th Floor, New York, New York 10022. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 6 is hereby amended and restated as follows:

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer


     As reported in Amendment No. 3 to the Group Schedule 13D, the limited partnership through which Five Arrows beneficially owned 2,266,667 shares of Common Stock, distributed such shares to Five Arrows on April 7, 2000. Five Arrows entered into the Lock-Up Agreement set forth in Exhibit 99.2 in Item 7 below (and incorporated by reference into this Item 6 in its entirety) by and among Acadia Realty Trust, Carnegie Corporation of New York, Five Arrows, Harvard Private Capital Realty, Inc., Howard Hughes Medical Institute, The Board of Trustees of the Leland Stanford Junior University, The Vanderbilt University, TRW Master Trust, Yale University, Yale University Retirement Plan for Staff Employees and RD New York VI, LLC, dated as of March 22, 2000 (the "Lock-Up Agreement"), pursuant to which the parties thereto agreed to extend their agreement not to sell, transfer, convey, assign, pledge or hypothecate any shares of Common Stock beneficially owned by them. Five Arrows agreed to make all 3,266,667 shares of Common Stock owned by it subject to the Lock-Up Agreement.



                                     <PAGE

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.


99.2 Lock-Up Agreement by and among Acadia Realty Trust and Carnegie Corporation of New York, Five Arrows Realty Securities L.L.C., Harvard Private Capital Realty, Inc., Howard Hughes Medical Institute, The Board of
                                     Trustees of the Leland Stanford Junior
                                     University, The Vanderbilt University,
                                     TRW Master Trust, Yale University, Yale
                                     University Retirement Plan for Staff
                                     Employees and RD New York VI, LLC, dated
                                     March 22, 2000



                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2000



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Member